

Cementos Lima S.A.

RECEIVED

2005 MAY 10 A 9:44

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO.
82-3911



05008020

VAL-042-05

May 3, 2005

Mr. Michael Hyatte
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

PPL

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Mr. Hyatte,

Please find enclosed the following documents:

Interim unaudited Financial Statements for the Quarter ended March 31, 2005.

Date: filed with CONASEV on April 27, 2005.

Required by: CONASEV

Very truly yours,



Irma Mavila
Head of the Securities Department



PROCESSED
MAY 18 2005
THOMSON
FINANCIAL

c.c.: The Bank of New York

FILE: SEC

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

 **Cementos Lima S.A.**

(FREE TRANSLATION)

FILE NO.
82-3911

GF-00046.05
Lima, April 27, 2005

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES - CONASEV
Miraflores

Attention: Public Registry of Securities and Intermediaries

Ref.: "Important Events"

Dear sirs,

As defined under Article 28 of the Securities Market Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as important event about the resolution adopted by the Board of Directors' Meeting held on April 27, 2005:

- Approve the interim unaudited Financial Statements for the Quarter ended March 31, 2005.

In like manner, as defined under Resolución CONASEV No. 103-99-EF/94.10, we are attaching the above mentioned Statements.

Truly yours,

Carlos Ugás	Alvaro Morales	Juan Pablo Cock
Director and General Manager	Finance Manager (CFO) Stock Exchange Repres.	General Accountant

Encl.

c.c.: Securities and Exchange Commission - SEC

FILE: TRAEEFF3

CEMENTOS LIMA S.A.
Balance Sheet
As of March 31, 2005 and December 31, 2004
(In thousands of constant nuevos soles)

Assets	March 31, 2005	December 31, 2004
Current Assets		
Cash and Banks	22,923	7,360
Marketable securities		
Trade accounts receivable	18,127	16,279
Affiliates	12,515	11,694
Other accounts receivable	11,512	11,293
Inventories	181,306	165,869
Prepaid expenses	5,320	5,932
Total Current Assets	**251,703**	**218,427**
Long/Term accounts receivable		
Long/Term affiliates		
Other non current accounts receivable	9,201	9,260
Inventories	43,746	42,525
Investments	28,636	28,636
Fixed assets - Net	613,229	628,271
Other assets	53,471	53,057
Total Non-current Assets	**748,283**	**761,749**
Total Assets	**999,986**	**980,176**

Liabilities and Stockholders Equity	March 31, 2005	December 31, 2004
Current liabilities		
Bank overdrafts and loans	89,866	45,815
Trade accounts payable	14,484	39,612
Affiliates	4,158	3,412
Other accounts payable	38,111	33,535
Current portion of long-term debts	4,895	9,849
Total Current Liabilities	**151,514**	**132,223**
Long-term debts	4,895	4,924
Deferred taxes and others.	53,461	57,181
Total Non-current Liabilities	**58,356**	**62,105**
Total Liabilities	**209,870**	**194,328**
Stockholders Equity		
Capital stock	393,168	393,168
Investment shares	50,788	50,788
Legal reserves	73,853	73,853
Other reserves		
Retained earnings	272,307	268,039
Total Stockholders equity	**790,116**	**785,848**
Total Liabilities and Stockholders Equity	**999,986**	**980,176**

cc: BNY
GG
GF
GDC

CEMENTOS LIMA S. A.
JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. Matrícula 8912

CEMENTOS LIMA S.A.
Profit and Loss Statements
For the period ended March 31, 2005 and 2004
(In thousands of constant nuevos soles)

	For the 3 months period ended March 31, 2005	For the 3 months period ended March 31, 2004	For the 3 months period ended March 31, 2005	For the 3 months period ended March 31, 2004
Net sales	154,662	139,897	154,662	139,897
Other operating income				
Total Gross Revenues	**154,662**	**139,897**	**154,662**	**139,897**
Cost of sales	(94,017)	(75,260)	(94,017)	(75,260)
Other operating cost				
Total Operating Cost	**(94,017)**	**(75,260)**	**(94,017)**	**(75,260)**
Gross Profit	**60,645**	**64,637**	**60,645**	**64,637**
Operating expenses				
Selling expenses	(5,016)	(3,816)	(5,016)	(3,816)
Administrative expenses	(20,751)	(21,978)	(20,751)	(21,978)
Operating income	**34,878**	**38,843**	**34,878**	**38,843**
Others Income (Expenses)				
Financial income	165	437	165	437
Financial expenses	(811)	(1,130)	(811)	(1,130)
Other income	14,639	12,217	14,639	12,217
Other expenses	(12,233)	(10,842)	(12,233)	(10,842)
Gain (Loss) due to inflation	114	3,418	114	3,418
Income before employee profit sharing and income tax	**36,752**	**42,943**	**36,752**	**42,943**
Employees' Profit Sharing - current and deferred	(3,620)	(4,465)	(3,620)	(4,465)
Income Tax - current and deferred	(9,775)	(12,053)	(9,775)	(12,053)
Income before extraordinary items	**23,357**	**26,425**	**23,357**	**26,425**
Extraordinary items -Income				
Extraordinary items -Expenses				
Income before minority interest	**23,357**	**26,425**	**23,357**	**26,425**
Minority interest				
Net income	**23,357**	**26,425**	**23,357**	**26,425**
Dividends on preferent shares				
Income(Loss) Atributable to shareholders	**23,357**	**26,425**	**23,357**	**26,425**
Basic net income per common shares	0.560000	0.630000	0.560000	0.630000
Basic net income per investment shares	0.060000	0.060000	0.060000	0.060000
Diluted net income per common shares	0.560000	0.630000	0.560000	0.630000
Diluted net income per investment shares	0.060000	0.060000	0.060000	0.060000


CEMENTOS LIMA S.A.
JUAN PABLO COCK CASTRO
CONTADOR GENERAL

CEMENTOS LIMA S.A.
Statements of Cash Flow
For the period ended March 31, 2005 and 2004
(in thousands of constant nuevos soles)

	From January 1st until March 31, 2005	From January 1st until March 31, 2004
OPERATING ACTIVITIES		
Collection to customers	184,634	172,748
Other collections in cash related to this activities		
Others Collections related to this activities	4,615	3,838
Menos:		
Payments to suppliers	(149,527)	(124,366)
Payment of remunerations and severance indemnities	(12,707)	(11,302)
Payments taxes	(22,164)	(20,891)
Payments of interests		
Others Payments related to this activities		
Increase (Decrease) of cash and cash equiv. from operating activities	**4,851**	**20,027**
INVESTING ACTIVITIES		
Income per sale of securities		
Income per disposal of fixed assets		
Other income in cash related to this activity		
Other collections related to this activity		
Less:		
Payments for purchases securities		
Payments for purchases of fixed assets	(8,279)	(5,827)
Increase of other assets	(1,160)	(1,477)
Other payments related to this activity		
Increase (Decrease) of cash and cash equiv. from investing activities	**(9,439)**	**(7,304)**
FINANCING ACTIVITIES		
Issuance of shares or new contrib		
Issuance of bonds and increase in loans	44,051	13,225
Other income in cash related to this activity		
Less:		
Payments of bank loans		
Payments of other long-term debts	(4,886)	(4,237)
Payments of dividends and other participations	(19,014)	(21,329)
Other payments in cash related to this activity		
Increase (Decrease) of cash and cash equiv. from financing activities	**20,151**	**(12,341)**
Increase (Decrease) net of cash and cash equiv.	15,563	382
Cash and cash equiv. Balance at the beginning of the period	7,360	2,845
Gain (loss) per exposure to inflation		
Cash and cash equiv. Balance at the end of the period	**22,923**	**3,227**

CEMENTOS LIMA S.A.
JUAN PABLO COCK CASTRO
CONTADOR GENERAL

RECONCILIATION OF NET INCOME (LOSS)		
Net income (loss) of the period	23,357	26,425
Plus:		
Provision for bad debts		
Adjustments		
Depreciation	22,676	22,653
Intangible Amortization & Write off	746	740
Other provisions		
Loss in disposal of fixed assets	112	360
Provision for decrease in value of assets	434	
Loss in sale of securities		
Loss attributable to non-current monetary assets		
Others		
Less:		
Adjustments		
Gain in disposal of fixed assets		
Gain in sale securities		
Deferred income tax and deferred employee profit sharing	(3,721)	
Loss (gain) due to inflation	(114)	(3,418)
Gain attributable to non-current monetary liabilities		
Others	114	2,140
Net changes in assets and liabilities:		
(Increase) Decrease of trade accounts receivable	(1,848)	15
(Increase) Decrease of accounts receivable from affiliates	(821)	(26,032)
(Increase) Decrease of others accounts receivable	(161)	351
(Increase) Decrease of inventories	(16,657)	2,856
(Increase) Decrease in prepaid expenses	612	144
Increase (Decrease) in trade accounts payable	(3,941)	3,331
Increase (Decrease) in accounts payable from affiliates	745	(1,888)
Increase (Decrease) in other accounts payable	(16,682)	(7,650)
Increase (Decrease) of cash and cash equiv. from operating activities	4,851	20,027

CEMENTOS LIMA S. A.
JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. Matrícula 8912

CEMENTOS LIMA S.A.
STATEMENTS OF CHANGES IN STOCKHOLDER´S EQUITY
For the period ended March 31, 2005 and 2004

(In thousands of constant nuevos soles)

	Capital	Labor Shares	Legal Reserve	Other Reserves	Retained Earnings	Total
Initial balance at January 01,2004	393,168	50,788	77,439		248,749	770,144
1 Dividends Declared					(21,331)	(21,331)
2 Capitalization of reinvested investments						
3 Net Income					26,425	26,425
4 Others			(2,109)		2,279	170
Final Balance at March 31, 2004	**393,168**	**50,788**	**75,330**		**256,122**	**775,408**
Initial balance at January 01, 2005	393,168	50,788	73,853		268,039	**785,848**
1 Dividends Declared					(19,089)	(19,089)
2 Net Income					23,357	23,357
3 Others						
Final Balance at March 31, 2005	**393,168**	**50,788**	**73,853**		**272,307**	**790,116**


CEMENTOS LIMA S.A.
JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. Matricula 8912

CEMENTOS LIMA S.A.
Totales Adicionales

Codigo	Descripcion	Observaciones	2004
T010	CURRENT COMMON SHARES (units)	No decimals to be considered	36926629
T020	CURRENT INVESTMENT SHARES (units)	No decimals to be considered	47701066
T030	NOMINAL VALUE OF COMMON SHARES (soles)	Include 2 decimals with no dot. Example: If S/10.00, then 1000.	1000
T040	NOMINAL VALUE OF INVESTMENT SHARES (soles)	Include 2 decimals with no dot. Example: If S/1.00, then 100.	100
T050	ACCUMULATED PROVISION FOR DOUBTFUL DEBTS (thousands soles)	No decimals to be considered	862
T060	ACUMULATED PROVISION FOR STOCKS DEVALUATION (thousands soles)	No decimals to be considered	
T070	ACCUMULATED PROVISION FOR INVESTMENTS FLUCTUATION (thousands soles)	No decimals to be considered	20
T080	ACCUMULATED AMORTIZATION OF INTANGIBLES (thousands soles)	No decimals to be considered	37557
T090	ACCUMULATED DEPRECIATION (thousands soles)	No decimals to be considered	1241447
T100	ACQUISITION OF INVESTMENTS DURING YEAR ENDED 12.31 (thousands soles)	No decimals to be considered	
T110	REAL ESTATE, MACHINERY AND EQUIPMENTS ACQUISITION DURING Y-E 12.31 (thousands soles)	No decimals to be considered	8279
T120	ASSETS REVALUATION (thousands soles)	No decimals to be considered	


JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. Matricula 6919